UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 2

to

ANNUAL REPORT

of

COUNCIL OF EUROPE DEVELOPMENT BANK

(Name of registrant)

Date of end of last fiscal year: December 31, 2019

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Titles of Issue	Amount as to Which Registration is Effective	Names of Exchanges on Which Registered
N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Krystian Czerniecki

Sullivan & Cromwell LLP

Neue Mainzer Strasse 52

60311 Frankfurt am Main

Germany

*	The registrant files annual reports on Form 18-K on a voluntary basis.

TABLE OF CONTENTS

EXPLANATORY NOTE

This Amendment No. 2 to the annual report on Form 18-K for the fiscal year ended December 31, 2019 (the “Annual Report”) is filed by Council of Europe Development Bank (“CEB” or the “Bank”), a multilateral development bank with a social vocation governed by the Third Protocol to the General Agreement on Privileges and Immunities of the Council of Europe of March 6, 1959 (the “Protocol”), by its Articles of Agreement as amended (the “Articles”) and by regulations issued pursuant to the Articles. This amendment to the Annual Report on Form 18-K, including any future amendments, is intended to be incorporated by reference into CEB’s prospectus dated May 25, 2010 and any future prospectus filed by CEB with the Securities and Exchange Commission to the extent such prospectus indicates that it intends this report to be incorporated by reference.

In this Annual Report, references to “€”, “euro” and “EUR” are to the single European currency of the member States of the European Union participating in the euro. References to “U.S. dollars”, “$” or “USD” are to United States dollars.

The Annual Report is hereby amended as follows:

1.	Exhibit 3 is hereby amended by adding the text under the caption “Recent Developments” on pages 4 to 6 hereof to the “The Council of Europe Development Bank — Recent Developments” section;

2.	Exhibit 3 is hereby amended by replacing the text in the “Capitalization and Indebtedness” section with the text under the caption “Capitalization and Indebtedness” on page 7 hereof; and

3.	Exhibit 5 hereto, entitled “Half-Year Report: Condensed Interim Financial Statements as at 30 June 2020”, is added to the Annual Report.

RECENT DEVELOPMENTS

Impact of the COVID-19 Pandemic

Overview

Based on solid risk metrics, the Council of Europe Development Bank (the “CEB” or the “Bank”) takes up a frontrunner position as financing provider in its core activity sectors of health, education, community services and civil protection, to support its borrowers in coping with the health, economic and social impact of the COVID-19 pandemic. This is also reflected in strong additional financing demand from sovereign and sub-sovereign borrowers across Europe since the outbreak of the COVID-19 pandemic. As a result, during the first six months of 2020, project approvals have substantially accelerated and loan disbursements have significantly increased.

The CEB’s net profit is materially affected by current macro-economic challenges linked to the COVID-19 pandemic, which determine the need for provisioning under IFRS 9, “Financial Instruments”. These effects have significantly reduced the net profit for 2020 to date, but they neither reflect any credit incidents or signs of distress on the borrowers’ side nor do they undermine the Bank’s financial profitability, which remains resilient.

Lending Activity

Among the first international financial institutions (“IFIs”) to respond to the COVID-19 pandemic, the CEB has put in place COVID-19 related financing to help mitigate the health, economic and social fallout from the pandemic on its borrowers. As a result, the CEB’s lending activity in terms of volume and number of operations has sharply increased during the current year 2020 and is forecast to reach historically high levels of project approvals and loan disbursements by year-end 2020.

COVID-19 related projects supported by the Bank seek to provide timely funding to its Member States, mostly national and regional governments, to help strengthen healthcare service delivery and broaden civil protection measures, thus ensuring business continuity during the on-going pandemic, while rolling out initial measures for a resilient socio-economic recovery.

A portion of loan proceeds is also being allocated to supporting the provision of digital tools needed to ensure distance learning or to compensate local governments for the lack of tax revenues in order to allow them to continue to provide public services as well as, importantly, increase focus on the most vulnerable population groups.

As of June 30, 2020, the CEB had approved 37 projects in an aggregate amount of € 4.8 billion, compared to €1.8 billion in the first half of 2019. Of these, 15 COVID-19 related emergency projects, totaling € 2.9 billion, were approved by the CEB’s Administrative Council in two extraordinary meetings in April and May 2020. Also as of June 30, 2020, around € 452 million aggregate principal amount of projects already approved have been repurposed to respond swiftly to both the health emergency and the severe impact of the related economic fallout on micro, small and medium-sized enterprises (“MSMEs”).

This trend has continued and, as a result, the CEB currently estimates that the total amount of approvals at year-end 2020 will have risen to around € 6 billion compared to the € 4 billion targeted in the Development Plan 2020-2022. This increase would be in line with the CEB’s capital and budgetary constraints as well as its operational capacity to process additional loans. Projects approved in 2019 amounted to €4 billion.

A total of € 2.4 billion in loans – both ordinary course of business and COVID-19 related – have already been disbursed in the six months ended June 30, 2020, compared to €1.9 billion in the first half of 2019. Of these, € 462 million have been disbursed as COVID-19 related loan tranches. Depending on how rapidly COVID-19 related loans continue to be disbursed, the total volume of loan disbursements at year-end 2020 could reach around € 4.5 billion compared to the CEB’s Development Plan objective of up to € 3 billion. Loans disbursed in 2019 amounted to € 2.8 billion.

While a fast-track written procedure allowed for a swift approval of COVID-19 related projects, rapid disbursements and the start of the implementation of COVID-19 related loans have been facilitated through a number of relevant derogations and waivers. Specific measures include waivers regarding the proportion of the total cost of projects that may be financed by CEB loans and the possibility for first loan tranches to exceed the usual ceiling of 50% of the total loan amount. Moreover, under COVID-19 emergency financing for MSMEs, funding of working capital needs is being provided without the usual sub-loan limits for the period of 12 months following approval.

With the aim of coordinating efficient action, contacts with the European Union and other international organizations have been initiated within the framework of the CEB’s mandate, strategic objectives and capital endowment. The CEB is already co-financing a number of new COVID-19 related operations with other IFIs. In the longer term, the CEB may provide additional support to enhance the resilience and reinforce the preparedness of its Member States in the post-COVID-19 recovery phase.

Funding and Treasury

The CEB’s liquidity indicators have remained in line with the Bank’s prudential framework at all times since the start of the COVID-19 pandemic. The CEB’s approach of maintaining ample liquidity, as well as diversifying its funding sources, has allowed the Bank to make the extra loan disbursements resulting from the COVID-19 pandemic despite a global context of high volatility. Funding transactions in various markets and of different tenors were executed in order to ensure the liquidity of the Bank.

For example, the CEB issued a €1 billion 7-year “COVID-19 Response Social Inclusion Bond” benchmark issue on April 2, 2020. This transaction constituted the Bank’s first Social Inclusion Bond under its updated International Capital Markets Association-aligned Social Inclusion Bond Framework, which now also permits financing projects in the health sector, in addition to social housing, education and support for MSMEs. On June 3, 2020, the CEB issued its inaugural Social Inclusion Bond in U.S. dollars, a USD 500 million 3-year global “COVID-19 Response Social Inclusion Bond” benchmark issue. The net proceeds of these two funding transactions are being allocated to eligible loan projects under the CEB’s Social Inclusion Bond Framework.

The CEB’s credit ratings by international credit rating agencies have remained unchanged, although its outlook has been changed from positive to stable by Fitch Ratings.

Results of Operations and Balance Sheet

In the six months ended June 30, 2020, net profit declined to € 30.9 million, from € 52.6 million in the prior-year period. This decline was primarily due to impacts related to IFRS 9 (cost of risk: -€ 10.2 million) and the valuation of financial instruments (-€ 4.4 million). Excluding these impacts, core earnings (net profit excluding cost of risk and valuation of financial instruments) for the six months ended June 30, 2020, amounted to € 45.5 million, compared to € 52.8 million for the prior-year period (-13.9%). For the six months ended June 30, 2020, interest margin decreased by € 5.2 million to €73.1 million from €78.3 million for the prior-year period, mainly due to the continued run-off of the long-term fixed interest portfolio. Despite the severe economic impact of the COVID-19 pandemic on global economic conditions, no credit incident or late payment occurred and the Bank did not receive any requests for loan forbearance in the six months ended June 30, 2020.

As a result of the COVID-19 pandemic, including governmental measures to contain the pandemic’s spread, the CEB’s Member States experienced a brisk and deep contraction in economic activity, particularly in the second quarter of 2020. However, during the six months ended June 30, 2020, the credit quality of the CEB’s loan portfolio remained robust due to the Bank’s prudent risk management strategy based on a thorough project selection process, adequate credit enhancement and protective clauses included in its loan agreements. In the six months ended June 30, 2020, the CEB has not recorded any non-performing loans and therefore not realized any associated losses. The cost of risk recognized in the profit and loss statement of € 10.2 million relates to the change in Expected Credit Loss (ECL) on performing loans in accordance with IFRS 9.

As of June 30, 2020, total assets had increased by € 5.7 billion to € 31.8 billion from € 26.1 billion as of December 31, 2019, mainly due to the growth of the loan portfolio (+ € 1.6 billion) and additional treasury assets (+ € 3.9 billion), backed by an increase in long-term debt as a result of the Bank’s high level of issuance activity.

Equity amounted to € 3.07 billion as of June 30, 2020 compared to € 3.09 billion as of December 31, 2019. The decrease of € 15 million from year-end 2019 mainly reflected (i) the allocation of € 10 million to the Social Dividend Account (SDA) and the newly created Green Social Investment Fund, (ii) the accumulated net profit since January 1, 2020 (€ 31 million), (iii) the contribution to reserves and called capital related to the accession of Andorra as 42nd Member State of the Bank (€ 3 million), and (iv) the impact of IFRS valuation regarding bonds and swaps (€ -39 million).

Operations and Governance

The CEB has taken various measures to guarantee business continuity in light of the ongoing COVID-19 pandemic and related governmental measures, while respecting the Bank’s internal control framework. The Bank’s business continuity management has enabled it to switch all business lines to remote working. A swift transition was possible due to intense and timely preparation. In addition to the annual business impact analysis, an in-depth analysis with each business line was performed as soon as the COVID-19 pandemic broke out in Asia, enabling the CEB to identify and address specific needs to ensure business continuity. Meetings of the CEB’s Governing Board and Administrative Council are being held virtually as per the annual schedule, covering all the usual agenda items, with extraordinary meetings being held to approve additional COVID-19-related projects / loans.

The COVID-19 pandemic has also translated into cost reductions due to a slow-down in current staff recruitment, travel activity being on-hold, and some institutional events being held remotely.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth the CEB’s actual capitalization and indebtedness as of June 30, 2020. It does not otherwise give effect to any transaction since that date. Since June 30, 2020, there has been no material change in the capitalization of CEB except for the issuance of HKD 400 million (approximately EUR 44 million based on the exchange rate at the time of the issuance) 0.54% notes due 2023 in September 2020 under CEB’s Euro Medium Term Note Program. On October 8 and October 9, 2020, CEB priced EUR 50 million 0.75% notes due 2028 and EUR 50 million 0.05% notes due 2030, respectively, under its Euro Medium Term Note Program. The pending transactions are expected to close on October 15 and October 16, 2020, respectively.

As of June 30, 2020
(unaudited) (in thousands of euros)
Short-term Debt(1)	5,203,039
Long-term Debt(2)	20,395,729
Equity
Capital(3)
Subscribed	5,477,144
Uncalled	(4,864,180)
Called	612,964
General Reserve(4)	2,553,081
Gains or losses recognized directly in equity	(123,622)
Net profit	30,911
Total Equity	3,073,334
Total Capitalization(5)	23,469,063

(1)	See “Financial Review—Balance Sheet—Funding”. Consists of current portion of long-term debt plus existing debt securities with a maturity of less than one year as of the issue date, excluding accrued interest and value adjustment of debt securities hedged by derivatives.

(2)	See “Financial Review—Balance Sheet—Funding”. Consists of non-current portion of debt securities with a maturity of more than one year as of the issue date, excluding accrued interest and value adjustment of debt securities hedged by derivatives. None of the CEB’s debt is guaranteed by other parties or secured.

(3)	See “Capital Structure—Subscribed, Called and Uncalled Capital”.

(4)	The CEB’s general reserve represents retained earnings and a portion of the contributions paid in by new Member States upon accession. See “Capital Structure—Reserves”.

(5)	Total capitalization consists of long-term debt and total equity.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in Paris, France on October 13, 2020.

COUNCIL OF EUROPE DEVELOPMENT BANK

By:	/s/ Carlo Monticelli
	Name:	Carlo Monticelli
	Title:	Vice-Governor

EXHIBIT INDEX

Exhibit Number	Description
5.	HALF-YEAR REPORT: CONDENSED INTERIM FINANCIAL STATEMENTS AS AT 30 JUNE 2020